

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2024

Joseph Robert
Chief Executive Officer
Robert Ventures Holdings LLC
2810 N. Church St.
#28283
Wilmington, DE 19802

> **Re: Robert Ventures Holdings LLC**
> **Amendment No. 6 to Offering Statement on Form 1-A**
> **Filed August 16, 2024**
> **File No. 024-12331**

Dear Joseph Robert:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 9, 2024, letter.

Amendment No. 6 to Offering Statement on Form 1-A

Part III - Exhibits, page 39

1. We note your response to prior comment 5 that you have revised your website articles to remove references to future investments in infrastructure tokens. Your response also indicates that you have revised Exhibit 13 and filed the same with your amendment. However, it does not appear that you have made corresponding revisions to the September 27, 2023, article titled, "The Annuity Blueprint: Understanding How Annuities Work," appearing in the revised testing-the-waters materials filed as Exhibit 13. Please revise and refile Exhibit 13 accordingly, or advise otherwise. Please also comply with Rule 255(d) of Regulation A, which requires that if solicitation of interest materials are used after the public filing of the offering statement and such solicitation of interest materials contain information that is inaccurate or inadequate in any material respect, then revised solicitation of interest materials must be redistributed in a substantially similar manner as

such materials were originally distributed.

<u>Consolidated Statement of Income, page F-5</u>

2.   We reissue comment 3 in its entirety. Please remove the subtotal representing EBITDA from your consolidated statement of income as it is not appropriate to present a non-GAAP financial measure on the face of the financial statements prepared in accordance with GAAP. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

<u>General</u>

3.   Please update your webpage to include a hyperlink to the most recently filed offering circular related to your offering. In this regard, we note that you filed an updated offering circular on August 16, 2024, but that the URL on your webpage is for your filing on July 16, 2024. Please confirm that you will continue to update this hyperlink as you continue to amend your filing. See Rule 255 of Regulation A.

Please contact Kristina Marrone at 202-551-3429 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Arden Anderson, Esq.